                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                ----------------

                                   FORM 10-SB-a

                   General Form For Registration of Securities
                of Small Issuers Under Section 12(b) or 12(g) of
                       the Securities Exchange Act of 1934

                  International Environmental Management, Inc.
        (Exact name of Small Business Issuer as specified in its Charter)


NEVADA                                                  65-0861102
------                                                  ----------
(State or other jurisdiction                            (IRS Employee
of incorporation or organization)                       Identification Number)


5801 Wiley Street Hollywood Florida                               33023
--------------------------------------------------------------------------
(Address of principal executive offices                         (Zip code)


Issuer's telephone number, including area code:   (954) 961-3033.
                                                  ---------------



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


                                      NONE
                                ----------------
                                (TITLE OF CLASS)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ---------------------------------------
                                (TITLE OF CLASS)

                                TABLE OF CONTENTS

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS ...........................................     3

ITEM 2.   PLAN OF OPERATION .................................................     4

ITEM 3.   DESCRIPTION OF PROPERTY ...........................................     8

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
       MANAGEMENT ...........................................................     8

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
       PERSONS ..............................................................     9

ITEM 6.   EXECUTIVE COMPENSATION ............................................    12

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ....................    13

ITEM 8.   DESCRIPTION OF SECURITIES .........................................    13

                                     PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
       EQUITY AND OTHER STOCKHOLDER MATTERS .................................    14

ITEM 2.   LEGAL PROCEEDINGS .................................................    15

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS .....................    15

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES ...........................    15

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS .........................    16

PART F/S  FINANCIAL STATEMENTS AND EXHIBITS .................................    18

                                    PART III

ITEM 1.   INDEX TO EXHIBITS .................................................    18

ITEM 2.   DESCRIPTION OF EXHIBITS ...........................................    18

PART I

ITEM 1. DESCRIPTION OF BUSINESS

         The Company was incorporated under the laws of the State of Nevada on September 6, 1995. One July 1, 1999, the Company acquired all of the issued and outstanding common stock of Broward Recycling, Inc. ("BRI") through the statutory merger of BRI's parent company, International Management, Inc., of Florida. The Company's one subsidiary, BRI, was incorporated under the laws of the State of Florida on 7/10/81. BRI has been in the recycling business for approximately 18 years. The Company seeks to develop its market reach through the acquisition, expansion and integration of other recycling companies. The Company's goal is to be a significant regional supplier of non-ferrous recyclable materials. In addition, it has identified several other recycling opportunities in the non-ferrous segment.

         Through its subsidiary, ("BRI") the Company was in Hollywood Florida as an operating entity during the September 6, 1995 through July 1, 1999 period, operating as Broward Recycling. The company purchased various recyclable metals from the general public. It sorted and prepared the material to be sold to a wholesaler. The wholesaler then shipped the material directly to the mills, which are the end users of the recycled material. The material is melted and manufactured into new end products. IEMI, as the parent of Broward, currently engages in the same recycling business.

         Through its subsidiary, BRI, the Company currently operates one recycling location in South Florida. This operation currently services three counties: Miami-Dade, Broward, and Palm Beach, for a total population served of 5,000,000 people. The Company is a recycling reclamation and processing facility which processes up to six tons of recyclable material per day. Such material includes aluminum, copper, brass, stainless steel, and other non-ferrous materials. In addition, the Company processes five to ten tons of aluminum cans per month. The purpose of recycling reclamation and processing facilities is to process recyclable material so that it may be reused by businesses in the manufacturing of consumable goods. The Company's primary goal is to create several divisions which each offer a distinct recycling reclamation product.

         Ninety five percent of the material that IEMI purchases is purchased from the general public, generally small businesses. The company does a very small amount of business with large industrial accounts. The small business customers deliver their scrap materials to IEMI. These small business customers are [a] plumbers who recycle their copper tubing and old brass fixtures; [b] air condition repair services who deliver parts from old units; [c] local garages which deliver cast aluminum wheels, automobile radiators, aluminum evaporator coils and assorted aluminum. IEMI does not have any contracts with counties in Florida at this time. The company does not have contracts with its small business clients. The company pays its small accounts in cash.

         IEMI is not tied to one particular source to sell material. Prices are determined by local conditions. The company sells its material to the buyer that offers the highest price, most favorable terms of payment, and most favorable pickup service. The company does not have in place any purchase agreements for its finished material.

         The market for the company's raw finished goods includes the local entities to whom it sells, and an overseas market. The local market includes purchasers such as Titan Recycling and Arrow Recycling. The overseas market includes International Global Metals and East Coast Scrap Metal.

         IEMI complies with environmental regulations by obtaining all of the necessary permits and licenses to operate its facility. The company has current local City of Hollywood licenses, a regional Broward County license, and a State of Florida certification to conduct business as a Secondary Metals recycling facility. No additional licenses or permits beyond those in place are required for the company's operations at this time. As the Company grows and expands its business, it may accept in some future material that requires special handling. IEMI would at that time acquire any necessary licenses or permits.

         The industry is highly fragmented and ripe for consolidation through acquisition. The Company believes that its subsidiary, BRI, has the experience necessary to acquire solid companies in this profitable and growing industry. The company is filing the Form 10-SB at this time to create the potential for capital formation to implement the company's proposed acquisition plan. It is anticipated by management of the company that liquidity of the company's shares, combined with a potentially favorable market response to the company, will facilitate the company as it moves forward to implement its acquisition plan.

         Beginning in early 1990, Broward had a large contract with the City of Hollywood, Florida. That contract was discontinued in March 16, 1996. As a consequence of that loss, Broward's auditors in 1997 expressed its doubts about the viability of Broward as a going concern. Accordingly, the Company embarked upon a plan to acquire capital and enhance the liquidity of the Company's shares with a view to moving beyond this concern. In this regard, the Company received paid in capital in cash and notes in 1999 and 2000.

         The Company intends to establish a central processing facility and have two or three recycling facilities on line which should enable the Company to expand the number of recyclable items it handles such as newspaper, cardboard, glass bottles and plastic. As the Company develops these facilities, it will be in a position to expand its wholesale recycling business. For example, the Company currently purchases copper, brass and aluminum from plumbing and air conditioning repair businesses as well as radiators from car radiator shops and local garages. Using this strategy, the Company believes that within two or three years, it can position itself to operate as a profitable, integrated recycling business.

ITEM 2. PLAN OF OPERATION

         The Company's primary business objective is to enhance its revenue growth through the acquisition and consolidation of other scrap metal businesses. Acquisition targets should have a successful operating history which means a record of growth and profitability. Management intends to retain the owners and experienced management of such acquisitions because their knowledge and expertise can provide immediate entry in the market. In addition, acquisition targets should be located in major market areas and should either be the leader in its respective market, or have the potential to assume the first or second position in that market. The Company will prefer target facilities located along the southeast Florida economic area or having access to transportation. The company prefers to merge with or acquire facilities that were close to a highway or expressway. IEMI intends to acquire facilities with clear access to at least one major roadway. Such locations facilitate receipt of raw materials and resale of raw finished goods. This would enable the Company to ship large volumes of material to major consumers.

         The company has signed two non-binding letters of intent. They are with two local recycling companies. The letters are general statements of intent, the material term of which is that IEMI will acquire all of the stock of each company. One was signed in June 1999 and the other in September 1999. No final purchase agreement has been executed in regard to either letter of intent. The parties have informally agreed that the acquisitions will not go forward until after IEMI is fully approved for trading. Accordingly, IEMI has not received audited financial information from either proposed acquisition target. Accordingly, audited financial information is not available at this time, and will not be available until after the company obtains its NASDAQ Bulletin Board listing.

         Another strategy of the Company is to develop the capacity to recycle products other than non-ferrous metals. This could be accomplished through the establishment of a central processing facility, with two to three recycling facilities on line. This should enable the Company to expand its wholesale recycling business and to develop a ferrous (steel) recycling division. The wholesale division will work with existing businesses.

         The Company also intends to have a container service division located in South East Florida, if negotiations proceed successfully. The potential value of the market for this service is $5-$10 billion, within the Company's operating geographic range. The source for this statement is the October 26, 1996 edition of "Waste News;" article entitled "Chicago Firm Targets Larger Scrap Industry," author, Tom Andreoli. Principal users of this service are real estate developers, who need containers on site to remove construction debris. To enter this market, the Company must build a facility, acquire a small fleet of trucks, and acquire containers. The cost of this undertaking is projected at approximately $750,000.

         As the Company grows, it intends to establish a solid waste-brush and yard waste composting facility. Municipalities are coming to the realization that incineration and land filling are not the most environmentally sound ways of handling their solid waste, trash and brush material. (Brush material is yard waste such as tree trimmings, grass clippings, and associate shrubs, weeds, or other plant life.) The Company believes this business segment of the market has a potential value of $250-$500 million. To implement this strategy, the Company must build the facility referenced in the preceding paragraph. The Company projects that entry into this industry sector would be feasible in the third or fourth quarter of the year 2000.

         Consulting services are yet another strategy for growth in the industry. Many, if not most, of the communities in the U.S. are imposing mandatory recycling requirements on the businesses community. The Company intends to position itself to respond to this emerging market offering recycling consulting services to assist businesses in compliance with governmental regulations. To implement this strategy, the Company must employ two consultants.

         A final strategy for growth would is entry into the solid waste and landfill management business. The Company perceives a window of opportunity to acquire smaller privately owned landfills. There are several hundred of these landfills nationwide and are selling in the $3 million to $10 million range. Such an acquisition would provide immediate cash flow and substantial net profit to the Company's operations. Management believes it is essential to get a solid waste landfill division on line as soon as possible.

         The Company has no product, or product in development, which would materially impact its financial and operating condition. The Company is not dependent upon the availability or raw materials in order to operate. The Company does not rely on any patents, copyrights, trademarks, or other intellectual property in order to operate. The Company's operations are not affected by seasonal changes. The Company does not maintain a material amount of production inventory. The Company does not extend terms to customers. The Company is not dependent upon a single customer or a small group of customers. The largest customer of the Company purchases less than 5% of the Company's production. There is no back log in the Company's production. The Company does not rely on government contracts for its revenues.

         The Company is aware there is significant competition in the recycling industry. The Company will be competing with numerous companies that already have a substantial share of the market as well as greater management and technological resources. Competitors also may have greater financial resources than that of the Company. Current local competition and local conditions are as follows. The Company's local market is primarily in Miami-Dade, Broward and Palm Beach counties. There are several dozen small to medium size scrap metal recycling dealers. There are five or six larger dealers and a few wholesale companies that ship all of their material direct to the mills who are the end users. Many of the small and medium size operations buy and sell on a weekly basis and do not have the resources to compete with the few larger operations. It is a highly fragmented industry. The Company has entered into two letters-of-intent, one with a smaller operation and one with a larger operation, calling for mergers with the referenced companies . The Company believes certain other dealers in the local market may be prepared for merger as well. The Company believes this market is ready for consolidation. Each small and medium. size operation can only handle what is delivered to them or they can pick -up in a very small radius from their location The Company's goal is to become the number one regional scrap metal recycling operation in the south Florida area.

         The Company is not regulated by any federal or state regulatory agency with regard to environmental matters.

         The Company employs two full time managerial staff at the parent level, and five full and part time non-management employees at the subsidiary level.

         FINANCIAL INFORMATION

         The following table sets forth the current year and last two years of operating data from the Company's South Florida market area.

                                    STATEMENTS OF OPERATIONS DATA                                         PRD.
                                                                                                         ENDED
                                          YEAR ENDED DECEMBER 31,                                        SEPT.
                                                                                                           30
                                                                           1997           1998            1999
                                                                 ================================================

                                                    TOTAL REVENUE              $              $                 $
                                                                         718,178        560,152           175,367
                                         TOTAL COSTS AND EXPENSES              $              $                 $
                                                                         721,451        649,606           274,706
                                    PROFIT (LOSS) FROM OPERATIONS              $              $                 $
                                                                         (3,273)       (89,454)          (99,339)
                           NET PROFIT (LOSS) APPLICABLE TO COMMON
                                                     SHAREHOLDERS              $              $                 $
                                                                         (3,273)       (89,454)          (99,339)
                               NET PROFIT (LOSS) PER COMMON SHARE              $              $                 $
                                                                        (0.0013)       (0.0358)          (0.0284)


                                               BALANCE SHEET DATA
                                          YEAR ENDED DECEMBER 31,

                                                  WORKING CAPITAL              $              $                 $
                                                                       (254,031)      (374,826)            18,415
                                                     TOTAL ASSETS              $              $                 $
                                                                         155,644        189,479           358,599
                                                TOTAL LIABILITIES              $              $                 $
                                                                         301,375        528,792           306,696
                                STOCKHOLDERS' EQUITY (ACCUMULATED              $              $                 $
                                                         DEFICIT)      (145,731)      (339,313)            51,903


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OF PLAN OF OPERATION

         ASSUMPTIONS

         The following management's discussion and analysis or plan of operation is based on the proforma financial statements exhibit. The Company acquired Broward Recycling, Inc. on July 1, 1999. The proforma financial statements reflect the financial condition of the Company had the acquisition occurred in the prior periods being discussed. Management feels a more relevant analysis would have to take this into consideration.

         RESULTS OF OPERATIONS

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

         Total sales of the Company for the year ended December 31, 1998 decreased by $158,026 from sales for the year ended December 31, 1997. This decrease was due to a down turn in the metals/scrap market causing a lower per pound price the Company was able to obtain for their inventory.

         Cost of goods sold decreased $79,702 and the gross profit decreased by $78,324 for the year ended December 31, 1998 as compared to the previous year. Gross profit as a percentage of revenue for 1998 fell to 24% compared to 30% for 1997. The Company in an effort to remain competitive in the market place attempted to match their larger competitors pricing structure in order to acquire materials to sell.

         General and administrative expenses increased $7,857 to $220,144 from $212,287 for the year ended December 31, 1998 as compared to the previous year. Management does not consider this a material increase. These numbers essentially reflect the fixed costs of operating the business.

         LIQUIDITY AND CAPITAL RESOURCES

         The Company has in recent years financed its operations primarily with loans directly from and/or guaranteed by the principle shareholders. The Company anticipates that revenues from operations will be gradually able to satisfy the Company's cash requirements. Periodic equity financing has assisted the Company in working towards this goal during the subsequent six month period. No assurance can be given, however, that additional debt or equity financing will not be required or will be available if required.

         Present cash on hand is not sufficient to meet the Company's operating plan as stated in the original management discussion and analysis. Although each month the company is improving its position, the Company will continue to seek equity funding during the next six month period to meet its business objectives. The alternative financial support will come from Global Capital Group.

         BRI has reached a settlement agreement in litigation discussed in the attached financial statements. The Company and has made monthly payments on a timely basis since July, 1999. This settlement created no material effect on the company.

ITEM 3. PROPERTIES

         The Company owns its headquarters and operating facility at 5801 Wiley Street Hollywood, Florida 33023. The estimated value of the land and building is $225,000. The company owns operating equipment with a depreciated value of approximately $50,000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth, as of October 10, 1999, the shares of common stock beneficially owned by each person who was a beneficial owner of more than five percent of the outstanding shares of common stock and by directors and executive officers.

--------------------------------------------------------------------------------------------------------
CLASS OF SHARES               BENEFICIAL OWNER              NUMBER OF SHARES              PER CENT OF
                                                            BENEFICIALLY HELD             BENEFICIAL
                                                                                          OWNERSHIP
--------------------------------------------------------------------------------------------------------
Common                        Harold Solomon                1,500,000                     51%
                              5801 Wiley Street
                              Hollywood
                              FL 33023

--------------------------------------------------------------------------------------------------------
Common                        Global Capital                1,225,000                     7.5%
                              Group, Inc.
                              225 Mizner Blvd
                              Boca Raton
                              FL 33432
                              David Van Vort
                              President
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Common                        Global Capital                215,000                       7.166%
                              Management
                              Group Inc
                              14999 W. Palmetto
                              Park Road
                              Boca Raton
                              FL 33486
                              William Haynes
                              President
--------------------------------------------------------------------------------------------------------
Common                        DVV Investments               180,000                       6%
                              Inc.
                              428 Wavecrest Ct.
                              Boca Raton
                              FL 334323
                              Jeff Monroe
                              President
--------------------------------------------------------------------------------------------------------
Common                        Palmetto Art                  130,000                       4.33%
                              Associates, Inc.
                              3094 Westbury H
                              Deerfield Beech
                              FL 33442
                              Karina Vidal
                              President
--------------------------------------------------------------------------------------------------------
Common                        Q Capital, Inc.               125,000                       4.166%
                              5551 Marbella Dr.
                              Boca Raton
                              FL 33433
                              Karina Vidal
                              President
--------------------------------------------------------------------------------------------------------
Common                        Opportunity Int'l             125,000                       4.166%
                              Group, Inc.
                              9953 Ramblewood
                              Drive
                              Coral Springs
                              FL 33071
                              Rochelle Gross
                              President
--------------------------------------------------------------------------------------------------------

         The shareholders identified above other than Mr. Solomon comprise a group as that term is defined in Section 13(d)(3) of the Exchange Act.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

         The Board of Directors of the Company is currently composed of five members, each of whom serves for a term of one year. Executive officers are elected annually by the Board of Directors and serve at the Board's discretion. The following table sets forth information with respect to the directors and executive officers of the Company.

NAME                       AGE      POSITION                           CURRENT TERM              EXPIRES
----                       ---      --------                           ------------

Harold Solomon              45      Chairman, CEO, Pres                July 1999                 1999

George R. Keller, Jr.       44      Director                           July 1999                 1999

Francis LaTorre             31      Director                           July 1999                 1999

Anthony Caliendo            30      Director                           July 1999                 1999

Sam Benson                  43      Director                           July 1999                 1999

All directors hold office until the next annual meeting of the Company (currently expected to be held during the first Monday of December 1999) and until their successors are elected and qualified, subject to earlier removal and replacement by the shareholders. Officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal and replacement by the Board of Directors. All of the directors reside in the State of Florida.

Harold Solomon currently serves as Chairman of the Board, CEO and President of the Company. Mr. Solomon founded BRI in 1980 and has been overseeing its operation since it was formed. He transformed BRI from an old fashioned "junkyard" into a complete non-ferrous scrap metal recycling facility. Mr. Solomon, with 19 years experience in the field of recycling, has also instituted programs for inventory control, process management and quality control procedures. He is responsible for the hiring and training of employees, and for the Company's public relations, marketing and advertising. Prior to forming BRI, Mr. Solomon was the Director of Admission and Records at Florida

International University. He was part of the team that formed the University's North Miami campus and initiated many of the procedures in the Admission and Records office that helped the new campus grow and prosper. Mr. Solomon holds a B.A. in History and Educational Administration, with a Minor in Music Education, from Florida International University. Mr. Solomon also currently serves as the President of the Hollywood Philharmonic Orchestra.

George R. Keller, Jr. currently serves as a Director/Treasurer. Mr. Keller is the Assistant Director, Department of Safety and Emergency Service for Broward County. Mr. Keller previously served as the Director of the Department of Development Administration of the City of Hollywood, Florida. He was also previously employed by the Urban and Regional Research Center in Gainesville. .

Mr. Keller held the following positions in the City of Hollywood: Assistant City Manager (Interim City Manager), Director or Development Administration, Planning Administrator, Community Development Director and Post Disaster Recovery Director. Much of Mr, Keller's work experience has been in the areas of land use planning, zoning, real estate development, urban redevelopment economic development, annexation, emergency management and code enforcement. Recently, in the spring of 1999, Mr. Keller completed the Community Emergency Response Team
(CFRT) training program available to local residents. Other professional memberships and affiliations include: the International City/County Manager's Association, American Institute of Certified Planners (AICP), American Planning Association, Hollywood Housing Authority (former Commissioner), 1990 Price Waterhouse/South Florida Business Journal "Up & Comers" Award, Florida Real Estate License (inactive), Juvenile Diabetes Foundation and Broward County Humane Society. He holds a B.S. Degree in Urban Geography and a M.A.T. Degree in Urban Geography and Urban and Regional Planning from the University of Florida, Gainesville, Florida

Francis LaTorre serves as a Director. He is a Loan Consultant to South Florida Mortgage Consultants, Inc., and a realtor for Broward Real Estate Sales Co., Inc. He previously worked in sales for Galacticomm., Inc. While active duty in the US Navy, Mr. LaTorre received the Hospital Corpsman Certificate with honors from the Naval School of Health Sciences, San Diego. Mr. LaTorre is a 1995 graduate of Columbia College. Mr. LaTorre also serves as Chairperson of the finance committee of the Hollywood Philharmonic Orchestra.

Anthony Caliendo currently serves as a Director/V.P. Sales & Marketing. He is presently a Sales Manager for Global Asset Partners, of Nassau, Bahamas, an asset management company. (See, "Conflicts of Interest".) He has previously served as a loan officer for K&B Capitol, and as Finance Manager for Royal Palm Homes, both in Boca Raton, Florida. He also held various management positions with Bally's Fitness Corp. Mr. Caliendo held both General Manager and District Manager positions with Sally's Fitness Corp. in Chicago, from 1987 to 1990. At age 18, he was the youngest G.M. in Bally's history and as District Manager, he was recognized for his managerial and marketing skills by earning Manager of the Year, Employee.- of the Year and Salesman of the Year Awards, in addition to winning Sally's Annual National Sales Contest.

    As General Manager of two different World Gym locations in Chicago in 1992 and 1993, Mr. Caliendo oversaw Human Resources7 Marketing and Sales, exceeded sates projections of over $2 million, and helped to make the World Gym the fastest growing fitness facility in Chicago In 1994, as a General Securities Representative (NASD I Series Seven) for a small boutique investment banking firm in South Florida, Mr. Caliendo became the top producer within 4 months, recruited brokers and conducted training courses and raised equity in excess of $2 million. At present, Mr. Caliendo serves as the Vice President of Investor Relations for Royal Palm Homes, a real estate development company in South Florida. He is also a Loan Officer for K&B Capital Corp., currently engaged in several commercial finance ventures and residential mortgages, and also serves as a Sales Manager for Global Asset Partners, working in Investment Banking Financing and training new Account Executives.

Sam Benson currently servers as a Director/Secretary. Mr. Benson graduated in 1978 from the University of Miami with a B.B.A. in International Finance and Marketing, From 1978 to 1982 Mr. Benson worked for Quaker Oats. First to set up major accounts for Quaker Oats in South Florida, he was then the Southeast United States liaison for these major accounts. From 1982 to 1986 Mr. Benson attended medical school, graduating in 1986 with his M.D. degree. From 1986 to 1989 Mr. Benson participated with a South Florida pediatrician. From 1989 to present Mr. Benson has worked for Elise Undergarment in various management capacities. For the past year he has been responsible for their locating and building a facility in Urnan1 Mexico.

ITEM 6. EXECUTIVE COMPENSATION.

         Mr. Solomon compensated at the rate of $10,000 per month plus customary benefits.

         Mr. Albert Massucco, Jr., is compensated at the rate of $65,000 per year.

         Mr. Solomon and Mr. Massucco are the only members of management of the Company who receive regular salaried compensation.

         All officers and directors will be reimbursed for any expenses incurred on behalf of the Company. Directors will be reimbursed for expenses pertaining to attendance at meetings, including travel, lodging and meals.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company was incorporated on September 6, 1995. Since its incorporation, the Company has issued 3,500,000 shares of its Common Stock. A majority of these shares are held by the Company's President and CEO.

         On June 2, 1999, the Company entered into a Consulting Agreement with Global Capital Management, Inc. ("Global"), whereby Global will offer strategic advice regarding capitalization, capital structure, potential investors, corporate transactions, in order to implement the Company's business plan. Pursuant to the Consulting Agreement, Global received 200,000 shares of the Company's common stock. In addition, Global received the right to purchase up $950,000 of the stock in the limited offering conducted by the Company in late 1999 and early 2000, pursuant to Rule 504 which stock was issued without restrictive legend. The application of Rule 504 to the offering is discussed under Item 8. The shares are to be issued effective January 29, 2000. The accounting consequences are set forth in Note 7 to the IEMI 1998 Consolidated Financial Statement.

         The Company has entered into loan transactions with certain related parties, as set forth on the unaudited consolidated financial statements for the period ended September 30, 1999. The parties to the loans are as follows (1998 dollar amount of loan followed by name): $18,194, Betsy Firger, relative of employee; $25,000, Sun Financial; $115,134, George Klien, shareholder; $60,000, Robert Gilmore, relative of employee; $11,125, Al Massucco, Sr., relative of employee; $12,348, Diane Hasett, relative of employee.

         Mr. Anthony Caliendo, a director of the Company, is employed as a Sales Manager for Global Asset Partners, a Bahamian asset management company. Global Asset Partners, Ltd., is affiliated with Global Capital Management, Inc. through certain common ownership.

         ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
REGISTERED.

         The Shares registered are the common Shares of the Company. One million of the Shares were issued pursuant to the accredited investor / intrastate offering exemption of Rule 504, in the state of Florida, without restrictive legend. The Commission stated in Securities Act Release No. 33-7644 (February 19, 1999) that "freely tradeable" securities may be issued in reliance on Rule 504 in transactions (1) registered under state law requiring public filing and delivery of a disclosure document to investors before sale, or (2) exempted under state law permitting general solicitation and general advertising so long as sales are made only to "accredited investors." The Company relied on the second point of this test to issue shares without restrictive legend. The Company believes that Florida law permits general written solicitation of accredited investors, and investors otherwise capable of assessing the risk of investment, as provided in Commission Release No. 33-7644, and other applicable Commission authority. The Florida Administrative Code, Section 3E-500.007, provides in relevant part as follows:

                           (3) Any seminar, meeting, letter, circular,
                  notice or other written communication shall be deemed not to be in a form of general solicitation or general advertising when the issuer and any person acting on its behalf shall have reasonable grounds to believe after inquiry and shall believe that persons invited to or attending such seminar or meeting or receiving such letter, circular, notice or other written communication:

                           (a) have such knowledge and experience in
                  financial and business matters as to be capable of evaluating the merits and risks of the prospective investment; and

                           (b) are able to bear the economic risk to
                  the prospective investment; or

                           (c) as to persons invited to or attending
                  any seminar or meeting who qualify only under subparagraph (3)(b) of this Rule, such persons are accompanied by an investment adviser.

         Every potential investor in the Rule 504 offering fell within the ambit of the foregoing provision. Each potential investor either possessed the necessary knowledge and experience, or was capable of bearing the economic risk of the investment. Accordingly, the shares were issued without restrictive legend.

         No dividends have been paid on the Company's common Shares to date, and no dividends are anticipated for the Shares offered hereby. The Shares carry full voting rights on the same terms as Shares held by management. The Shares are qualified for resale in any jurisdiction in which trading of Rule 504 stock issued pursuant to the intrastate exemption for offerings to accredited investors is recognized. The Shares are not subject to an anti-dilution provision.

        The Company is authorized to issue 25,000,000 shares of Common Stock, $.001 par value per share. The holders of Common Stock have one vote per share on all matters (including election of directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. There are no sinking fund provisions. Holders of Common Stock will not have preemptive rights with respect to any additional shares of Common Stock which may be issued. Therefore, the Board of Directors may sell shares of capital stock of the Company without first offering such shares to existing stockholders of the Company. The Common Stock is not subject to call for redemption The Common Stock currently outstanding is fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and Preferred shareholders, if any. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefore, but has paid no cash dividends on its Common Stock to date.

PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         At November 1, 1999, there were 34 holders of Common Stock. The Company's Common Stock is not listed or quoted on any exchange or quotation service and there is no established public trading market for the Common Stock. To the knowledge of the Company, trading to date has been irregular and extremely limited. As of October 1, 1999, the current price of the Company's stock was $8.75 per share. The 52 week low occurred in February of 1999, at $7.00 per share.

         The Company will seek a market maker to submit an application with NASDAQ's OTC Bulletin Board to have its Common Stock quoted . In order to be approved for OTC Bulletin Board quotation, the Company must be current in reporting pursuant to the Securities and Exchange Act of 1934. The Company will seek to encourage at least one market makers for the Common Stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements.

         The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither the Company nor any market maker has any control. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop, or if a market develops, that it will continue.

         The Board of Directors may consider paying dividends in the future and will periodically review its policy regarding dividends. Declaration of dividends, if any, by the Board of Directors will depend upon a number of factors, including capital requirements, investment opportunities available to the Company or the Bank, capital requirements, regulatory limitations, the Company's results of operations and financial condition, tax considerations and general economic conditions, as well as other relevant factors. No assurances can be given, however, that any dividends will be declared, what amount the dividends will be, or whether such dividends, once commenced, will continue to be paid. The Company may pay stock dividends in lieu of, or in addition to, cash dividends. The Company has not paid any dividends since its inception, however, intends to pay dividends as soon as business operations permit.

ITEM 2. LEGAL PROCEEDINGS.

         The Company is not a party to any litigation nor, to the knowledge of management, is any litigation pending or threatened against the Company. The Company is not a party to any other legal proceedings which would have a material impact on the Company's operations and/or financial condition, nor is the Company aware of any such threatened proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE.

NONE.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         Set forth below is certain information concerning all sales of securities by the Company during the past three years that were not registered under the Securities Act of 1933.

         Between August 13, 1999 and January 29, 2000, the Company sold two million shares of its common stock at $.50 per share (US $1,000,000) in exchange for forty nine per cent of the Company's equity. The shares were sold at in minimum subscriptions of $25,000. The Shares were offered by the Company's officers, directors at a gross offering price of $0.50 per Share. Certain of the shares were purchased by Global Capital Management Group, Inc., and companies affiliated or acting therewith.

         The exemption from registration is SEC Rule 504. The analysis of the regulation is set forth in answer number 25. The price of the stock in the Rule 504 offering is explained because the agreement to issue the shares under Rule 504 was entered into as a part of the consulting agreement between Global and Broward Recycling in June of 1998, more than one year prior to the merger of Broward into IEMI. Global was not a related party prior to the consummation of the consulting agreement. Consequently, the consulting agreement was entered into on an arms length basis. At the time the price of the Rule 504 stock was established, there was no trading market at all for the stock of Broward Recycling. The Board of Directors of Broward Recycling considered the Company's need for capital in light of the total lack of liquidity for the stock of Broward Recycling, the Company's cash deficiency, and the possibility of the infusion of $1 million in equity capital.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company intends to indemnify its officers and directors as provided under Nevada law. The applicable statute is Nev. Rev. Stat. Ann. Section 78.7502
(1998), which provides as follows:

               Section 78.7502. Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions

               1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

               2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

          Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

               3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         It is the view of the Company that the foregoing statute permits indemnification of officers and directors for actions taken in good faith. The Company intends to indemnify officers and directors to the full extent permissible under Nevada law.

PART F/S. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         Please see the Consolidated Financial Statements appearing on F-1 to F-11. The index to the Consolidated Financial Statements appears on page 20.

PART III. INDEX TO EXHIBITS.

ITEM 1. INDEX TO EXHIBITS

See Index to Exhibits

ITEM 2. DESCRIPTION OF EXHIBITS

Exhibit           Description
No.

1.                Stock Exchange and Merger Agreement Between Tyrol Pines, Inc. and
                  Registrant (previously filed, incorporated herein by reference).

2.                Articles of Merger Between Tyrol Pines, Inc. and Registrant
                  (previously filed, incorporated herein by reference).

3.                Articles of Incorporation of Registrant (f/k/a/Tyrol Pines, Inc.).
                  (previously filed, incorporated herein by reference).

4.                By-Laws of Registrant (f/k/a/Tyrol Pines, Inc.).
                  (previously filed, incorporated herein by reference).

5.                Subscription Agreements Between Global Capital Group, Inc. and Registrant,
                  and between Global Capital Management Group, Inc. and Registrant
                  (previously filed, incorporated herein by reference).

6.                Consulting Agreement between Global Capital Management Group, Inc.
                  and Registrant (previously filed, incorporated herein by reference).

7.                Subsidiaries of Registrant (previously filed, incorporated herein by reference).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange ct of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC.

By: __________________________________
       Harold Solomon
       President

Dated: March 20, 2000

           INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                               SEPTEMBER 30, 1999
                                     ASSETS


Current Assets
         Cash on Hand                                               $   6,517
         Inventory                                                      4,900
         Stock Subscription Receivable                                200,000
                                                                    ---------

                  Current Assets                                      211,417
                                                                    ---------

Property, Plant and Equipment
         (Net of $104,626 of accumulated
          depreciation                                                140,714
                                                                    ---------

Non-Current Assets
         Deferred loan costs - (net of
          accumulated amortization of $427)                             5,981
         Organization costs - (net of $653
          Accumulated amortization)                                       147
         Deposits                                                         340
                                                                    ---------

                  Total Non-Current Assets                              6,468
                                                                    ---------

                  Total Assets                                      $ 358,599
                                                                    =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
         Notes Payable - Current Portion                            $  41,595
Accounts Payable and Accrued Expenses                                 107,131
         Leases Payable                                                 5,508
Customer Deposits                                                      15,446
         Loans Payable - Shareholders'                                123,322
                                                                    ---------
                  Total Current Liabilities                           293,002
Long Term Liabilities
         Note payable                                                 113,694
                                                                    ---------

                  Total Liabilities                                   306,696
                                                                    ---------

Stockholders' Equity
         Common Stock, $.001 Par Value 25,000,000
          Shares Authorized, 3,500,000 Shares
          issued and outstanding                                        3,500
         Additional Paid In Capital                                   218,887
                  Accumulated Deficit                                (270,484)
                                                                    ---------

                  Total Equity                                         51,903
                                                                    ---------

         Total Liabilities and Stockholders' Equity                 $ 358,599
                                                                    =========

           INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                         NINE MONTHS ENDED SEPTEMBER 30,


                                             1999              1998
                                           ---------        ----------

Revenues                                   $ 175,367        $    - 0 -


Cost of Goods Sold                           126,857             - 0 -
                                           ---------        ----------


Gross Profit                                  48,510             - 0 -


General and Administrative Expenses          139,346            35,386
                                           ---------        ----------


Income (Loss) Before Other (Expense)
  And Provisions for Income Taxes            (90,836)          (35,386)


Other (Expense)


         Interest Expense                      8,503             - 0 -
                                           ---------        ----------


Income (Loss) Before Income Taxes            (99,339)          (35,386)
                                           ---------        ----------


Provision for Income Taxes                     - 0 -             - 0 -
                                           ---------        ----------

Net Income (Loss)                          $ (99,339)       $  (35,386)
                                           =========        ==========

           INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30,

                                                           1999             1998
                                                        ---------        ----------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Loss                                               $ (99,339)       $ (35,386)
 Adjustments to reconcile net loss to
  net cash used in operating
  activities:
    Depreciation and amortization                           2,089              120
    (Increase) decrease in loan
          receivable                                       34,500            - 0 -
    (Increase) decrease in inventory                       (4,900)           - 0 -
    (Increase) decrease in stock
          subscription receivable                        (200,000)           - 0 -
    (Increase) decrease in deferred
          loan costs                                       (6,408)           - 0 -
    (Increase) decrease in deposits                          (340)           - 0 -
     Increase (decrease) in accounts
          payable and accrued expenses                      6,231           35,266
     Increase (decrease) in loans payable                  18,322            - 0 -
     Increase (decrease) in leases
          payable                                           5,508            - 0 -
         Increase (decrease) in customer
          deposits                                         15,446            - 0 -
                                                        ---------        ---------
          Net cash used in operating
           activities                                    (228,891)           - 0 -
                                                        ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisition of property and equipment                   (142,256)           - 0 -
                                                        ---------        ---------
   Net cash used in investing
         activities                                      (142,256)           - 0 -
                                                        ---------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuing common stock                       222,319            - 0 -
 Increase in notes payable                                155,289            - 0 -
                                                        ---------        ---------
   Net cash provided from financing
         activities                                       377,608            - 0 -
                                                        ---------        ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                           6,461            - 0 -
CASH AND CASH EQUIVALENTS - BEGINNING
 OF PERIOD                                                     56            - 0 -
                                                        ---------        ---------

CASH AND CASH EQUIVALENTS - END OF
 PERIOD                                                 $   6,517        $   - 0 -
                                                        =========        =========

           INTERNATIONAL ENVIRONMENTAL MANAGEMENT INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTS POLICIES

         BUSINESS AND ORGANIZATION

         Tirol Pines, Inc. was organized in the State of Nevada on September 6, 1995. On June 16, 1998, the Company acquired the net assets of International Environmental Management, Inc. in a reverse merger and changed its name to International Environmental Management, Inc.

         AMORTIZATION

         Amortization of organizational costs is computed using the straight-line method over five years.

         USE OF ESTIMATES

         The accounting and reporting policies of the Company are in conformity with generally accepted accounting principles. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of expenses for the period presented. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

         Under FASB 109 deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has net operating losses (NOL's) of approximately $70,000 expiring through 2014.

         Deferred tax benefit                                 $ 25,000
         Valuation allowance                                   (25,000)
                                                              --------
           Net Benefit                                        $  - 0 -
                                                              ========

         Due to uncertainty of utilizing the NOL and recognizing the deferred tax benefit an offsetting valuation allowance has been provided.

NOTE 3 - CAPITAL TRANSACTIONS

         On May 22, 1998, the Company amended its Articles of Incorporation to increase its authorized shares of common stock from 25,000 shares to 25,000,000. Additionally the Board of Directors approved a 40 to 1 forward stock split of its common stock thereby increasing the number of outstanding shares from 25,000 to 1,000,000.

           INTERNATIONAL ENVIRONMENTAL MANAGEMENT INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

NOTE 4 - PRIVATE PLACEMENT MEMORANDUM

         The Company pursuant to Regulation D of the Securities and Exchange Act of 1933 conducted a private placement of $1,000,000. The offering consists of 2,000,000 shares at $.50 per share.

NOTE 5 - ACQUISITIONS

         On July 1, 1999, the Company entered into a merger agreement with Broward Recycling, Inc. (A Florida Corporation). The Company exchanged 1,500,000 of common shares for 667 common shares of

         Broward Recycling, Inc. The conveyance of stock was made pursuant to the tax-free exchange requirements of Internal Revenue Code Section 368.

         Broward Recycling, Inc., a Company engaged in the business of collection and processing of scrap metal will become a wholly owned subsidiary of the Company.

                   INTERNATIONAL ENVIRONMENTAL MANAGEMENT INC.
                          (FORMERLY TIROL PINES, INC.)
                          (A DEVELOPMENT STATE COMPANY)
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

                                TABLE OF CONTENTS

                                                                          PAGE

Independent Auditor's Report                                               1

Balance Sheet                                                              2

Statements of Operations                                                   3

Statements of Stockholders' Equity                                         4

Statements of Cash Flows                                                   5

Notes to Financial Statements                                             6-8

                              BAUM & COMPANY, P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS
                        1515 UNIVERSITY DRIVE - SUITE 209
                          CORAL SPRINGS, FLORIDA 33071
                                 (954) 752-1712



                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
International Environmental Management, Inc.
Hollywood, Florida

We have audited the accompanying balance sheet of International Environmental Management, Inc. (Formerly Tirol Pines, Inc.) (A Development Stage Company) as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Environmental Management, Inc. (Formerly Tirol Pines, Inc.) (A Development Stage Company) as of December 31, 1998 and the results of its operations, stockholders' equity and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.



August 5, 1999
Coral Springs, Florida

                    INTERNATIONAL ENVIRONMENT MANAGEMENT INC.
                          (FORMERLY TIROL PINES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1998




                                     ASSETS
                                     ------
Current Assets
Cash in bank                                                     $      56
  Loans receivable (Note 2)                                         34,500
                                                                 ---------

         Total Current Assets                                       34,556
                                                                 ---------

Other Assets
  Organizational costs(net of $533 of accumulated
  amortization)                                                        267
                                                                 ---------

   Total Assets                                                  $  34,823
                                                                 =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities
  Accrued Expenses                                               $ 100,900
  Loans Payable (Note 3)                                           105,000
                                                                 ---------

                  Total Liabilities                                205,900
                                                                 ---------

Stockholders' Equity
  Common Stock, $.001 par value, 25,000,000
    shares authorized, 2,500,000 shares
    issued and outstanding                                              68

  Accumulated deficit during development stage                    (171,145)
                                                                 ---------

  Total Shareholders' Equity                                      (171,145)
                                                                 ---------
    Total Liabilities and Stockholders' Equity                   $  34,823
                                                                 =========



               See Accountants' report and accompanying footnotes

                    INTERNATIONAL ENVIRONMENT MANAGEMENT INC.
                          (FORMERLY TIROL PINES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


                                                       DECEMBER 31       DECEMBER 31
                                                          1998              1997
                                                       -----------       -----------

Revenues                                                     - 0 -             - 0 -

Operating Expenses

  General and Administrative
         Expenses                                          170,772               160
                                                       -----------        ----------

Net loss before provision for
           income taxes                                   (170,772)             (160)

Provision for income taxes                                   - 0 -             - 0 -
                                                       -----------        ----------

Net (Loss)                                             $  (170,772)       $     (160)
                                                       ===========        ==========

Loss Per Common Share (Note 1)                         $      (.09)       $      nil
                                                       ===========        ==========

Weighted average common shares
         outstanding                                     1,900,000         1,000,000
                                                       ===========        ==========



               See Accountants' report and accompanying footnotes

                    INTERNATIONAL ENVIRONMENT MANAGEMENT INC.
                          (FORMERLY TIROL PINES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


                                COMMON STOCK
                                NO PAR VALUE                   ADDITIONAL
                           -----------------------    ---------------------------
                                                       PAID-IN          ACCUMULATED
                            # SHARES         AMOUNT    CAPITAL            DEFICIT

December 31, 1996          1,000,000        $    -    $       -         $    (213)

Net (Loss) For The Year            -             -            -              (160)
                           ---------        ------    ---------         ---------

December 31, 1997          1,000,000             -            -              (373)
                                                      ---------         ---------

Stock Issued for
  Acquisition (Note 1)     1,500,000            68            -                 -

Net (Loss) For The Year            -             -            -          (170,772)
                           ---------        ------    ---------         ---------

December 31, 1998          2,500,000        $   68    $       -         $(171,145)
                           =========        ======    =========         =========




               See Accountants' report and accompanying footnotes

                    INTERNATIONAL ENVIRONMENT MANAGEMENT INC.
                          (FORMERLY TIROL PINES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


                                                   1998           1997
                                                 ---------      --------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net Loss                                       $(170,772)       $(160)
  Adjustments to reconcile net loss
  to net cash used in operating activities
   Amortization                                        160          160
  Increase in accrued expenses                     100,100            -
  Increase in loans receivable                     (34,500)           -
                                                 ---------        -----

  Net Cash Used in Operating Activities           (105,012)           -
                                                 ---------        -----

CASH FLOWS FROM FINANCING ACTIVITIES
               Proceeds of stock issued                 68            -
Proceeds from loans payable                        105,000            -
                                                 ---------        -----

  Net Cash provided by Financing
  Activities                                       105,068            -

Net increase in cash                                    56            -

Cash - beginning                                     - 0 -            -
                                                 ---------        -----

Cash - end                                       $      56        $   -
                                                 ---------        -----



               See Accountants' report and accompanying footnotes

                   INTERNATIONAL ENVIRONMENTAL MANAGEMENT INC.
                         (FORMERLY TIROL PINES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTS POLICIES

         BUSINESS AND ORGANIZATION

         Tirol Pines, Inc. was organized in the State of Nevada on September 6, 1995. On June 16, 1998, the Company acquired the net assets of International Environmental Management, Inc. in a reverse merger and changed its name to International Environmental Management, Inc. The Company is a development stage Company with no operating activities.

         AMORTIZATION

         Amortization of organizational costs is computed using the straight-line method over five years.

         USE OF ESTIMATES

         The accounting and reporting policies of the Company are in conformity with generally accepted accounting principles. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of expenses for the period presented. Actual results could differ from those estimates.

         EARNINGS (LOSS) PER SHARE

         Primary earnings per common share are computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding during the year. The number of shares used for the fiscal years ended December 31, 1998 and 1997 were 1,900,000 and 1,000,000, respectively.

         The common shares outstanding as of December 31, 1997 were restated to reflect the May 22, 1998 40:1 forward stock split.

NOTE 2 - LOANS RECEIVABLE

         Advances made to Broward Recycling, Inc. in 1998. The balance will be eliminated in consolidation due to acquisition of this Company on July 1, 1999.

                   INTERNATIONAL ENVIRONMENTAL MANAGEMENT INC.
                          (FORMERLY TIROL PINES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 3 - LOANS PAYABLE

         Advances from Global Asset Management, Inc. to the Company. The loan is unsecured and non-interest bearing with no scheduled repayment. Pursuant to private placement memorandum under Regulation D dated August 5, 1999, Global Asset Management, Inc. became a related party.

NOTE 4 - INCOME TAXES

         Under FASB 109 deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has net operating losses (NOL's) of approximately $70,000 expiring through 2014.

              Deferred tax benefit                               $ 25,000
              Valuation allowance                                 (25,000)
                                                                 --------
              Net Benefit                                        $  - 0 -
                                                                 ========

         Due to uncertainty of utilizing the NOL and recognizing the deferred tax benefit an offsetting valuation allowance has been provided.

NOTE 5 - CAPITAL TRANSACTIONS

         On May 22, 1998, the Company amended its Articles of Incorporation to increase its authorized shares of common stock from 25,000 shares to 25,000,000. Additionally the Board of Directors approved a 40 to 1 forward stock split of its common stock thereby increasing the number of outstanding shares from 25,000 to 1,000,000.

NOTE 6 - PRIVATE PLACEMENT MEMORANDUM

         The Company pursuant to Regulation D of the Securities and Exchange Act of 1933 conducted a private placement of $1,000,000. The offering consists of 2,000,000 shares at $.50 per share.

NOTE 7 - CONSULTING AGREEMENTS

         The Company entered into a consulting agreement with Global Asset Management. The agreement called for the Company to pay Global 200,000 shares of common stock for services rendered. The value assigned to this transaction was $100,000 or $.50 per share.

                   INTERNATIONAL ENVIRONMENTAL MANAGEMENT INC.
                          (FORMERLY TIROL PINES, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 7 - SUBSEQUENT EVENTS

         On July 1, 1999, the Company entered into a merger agreement with Broward Recycling, Inc. (A Florida Corporation). The Company exchanged 1,500,000 of common shares for 667 common shares of Broward Recycling, Inc. The conveyance of stock was made pursuant to the tax-free exchange requirements of Internal Revenue Code Section 368.

         Broward Recycling, Inc., a Company engaged in the business of collection and processing of scrap metal will become a wholly owned subsidiary of the Company.